Shayne Kennedy	650 Town Center Drive, 20th Floor
Direct Dial: 714.755.8181	Costa Mesa, California 92626-1925
shayne.kennedy@lw.com	Tel: +1.714.540.1235 Fax: +1.714.755.8290
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Attention: Barbara C. Jacobs

Re:	Switch, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 10, 2017

CIK No. 0001710583

Ladies and Gentlemen:

On behalf of our client Switch, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The Registration Statement reflects certain revisions to the Draft Registration Statement on Form S-1, most recently submitted to the Commission on a confidential basis on August 10, 2017 (the “Draft Submission”), in response to the comment letter from the staff of the Commission (the “Staff”) to Thomas Morton, the Company’s President and General Counsel, dated August 31, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Registration Statement, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 8, 2017

Use of Proceeds, page 63

1.	In response to prior comment 21, your revised disclosure states that you may cause Switch, Ltd. to use a portion of the net proceeds to make cash payments to the Continuing Members pursuant to the Tax Receivable Agreement. As you disclose that you have the option to make a cash payment to the Continuing Members upon their election to redeem all or a portion of their Common Units for newly issued shares of Class A common stock, it appears that you also may cause the net proceeds to be used for this purpose. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 64 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 74

2.	We note your response to prior comment 22. Please revise to disclose the impact and related tax effects of the acceleration of vesting of incentive units and the conversion of incentive units into Common Units. In addition, your disclosures should clearly indicate that such charges were not considered in the pro forma condensed income statement. We refer you to Rule 11-02(b)(5) of S-X.

Response:

The Company supplementally advises the Staff the accelerated vesting of incentive units and their conversion into Common Units will not have any tax impact on the Company. Recipients of incentive units are treated as tax partners from the date of the grant under Rev. Proc. 93-27 and Rev. Proc. 2001-43, and therefore are not subject to additional tax at actual vesting. The conversion of incentive units into Common Units in connection with the Transactions is not taxable because the exchange is a value-for-value exchange. See for example, Rev. Rul. 84-52, Rev. Rul. 95-37 and Rev. Rul. 95-55. The Company also supplementally advises the Staff that the conversion of incentive units into Common Units of Switch, Ltd. in connection with the Transactions is not taxable as Switch, Ltd. is a pass-through entity under the U.S. Internal Revenue Code. For financial reporting purposes, the stock compensation expense related to the acceleration of vesting of the incentive units will be recorded within members’ equity. Additionally, the Company revised the disclosure on page 75 of the Registration Statement to clearly indicate that such charges were not considered in the pro forma condensed income statement.

September 8, 2017

3.	We note your response to prior comment 23. Please explain whether any tax benefit or obligation was created in connection with the distribution in June 2017 and whether any tax benefit or obligation will be created in connection with the Common Units you plan to purchase from Switch, Ltd. and acquire from the Former Members. In addition, tell us what consideration you gave to disclosing in greater detail how you plan to account for the Tax Receivable Agreement in your consolidated financial statements, including any impact on earnings per share amounts with reference to the specific authoritative guidance.

Response:

The Company expects the June 2017 distribution to be tax-free to the Members. Thus there will be no tax benefit or obligation to the Company as a result of this transaction. The admittance of the Company as a member of Switch, Ltd. following the investment of the proceeds from the offering is intended to be a tax-free contribution under Section 721 of the Internal Revenue Code of 1986, as amended. Thus, there will be no benefit or obligation to the Company as a result of this transaction. The Company supplementally advises the Staff that it does not expect to purchase any Common Units directly from Members in connection with the offering. Thus, the Company does not expect there to be any benefit or obligation created, because there is no expectation of this transaction as of the date of the initial public offering.

The Company supplementally advises the Staff that it considered the guidance in Corporate Finance Financial Reporting Manual, Section 3280. Effects of New Contractual Arrangements. Specifically, the Company has not included a pro forma adjustment related to the Tax Receivable Agreement as there is no amount that can be considered to be factually supportable, and there is no reliable, documented evidence that exists due to the uncertainty in the amount and timing of future exchanges of the Common Units by holders. The Company is not obligated to make any payments under the Tax Receivable Agreement until the tax benefits associated with the transaction that gave rise to the payment are realized. For financial reporting purposes, the Company will assess the tax attributes of Switch, Inc. in accordance with ASC 740, Income Taxes, 740-10-30-5(e) to determine if it is more likely than not if any deferred tax assets will be recognized. Following that assessment, the Company may recognize a liability under the Tax Receivable Agreement. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. In addition, there is no impact on earnings per share because such a liability under the Tax Receivable Agreement will be recorded against Switch, Inc.’s equity in accordance with ASC 740, Income Taxes, 740-20-45-11(g).

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 78

4.	We note your response to prior comment 25. Please revise to disclose in greater detail why you returned capital contributions to certain members and made a distribution to Original Members in accordance with their percentage interests.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement. Supplementally, the Company advises the Staff that, at the time of the distribution, the terms of Switch Ltd.’s operating agreement required Switch to pay a portion of the distribution to members with unreturned capital contributions until such amounts were fully returned. The distribution the Company paid on June 30, 2017 returned all $73.4 million of unreturned capital contributions, with the balance distributed pro rata among all members.

September 8, 2017

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 82

5.	We note your response to prior comment 28. Please revise your pro forma per share data for the latest year and interim period to give effect to the number of shares whose proceeds would be necessary to pay the distribution reflecting only the amount that exceeds current year’s earnings in addition to historical EPS. We refer you to SAB Topic 1B.3.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 89

6.	Your revised disclosure in response to prior comment 31 no longer addresses the contribution of existing customers and new customers to material growth in your revenue in the interim and fiscal year periods presented. In this regard, we note that the original disclosure indicated that the increase in revenue was attributable to an increase in the sale of your services to both your existing customers and new customers. Please revise to quantify the extent to which each kind of customer contributed to a material change in your revenue.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in its first confidential submission it had attributed the growth in revenue to increased sales to existing and new customers. Upon further reflection, the Company determined that it would be more helpful to investors to identify which services were contributing to the increase in revenue, and the Company revised the Draft Submission to provide that information. In light of Comment 6 in the Staff’s most recent letter, the Company supplementally advises the Staff that it believes the most meaningful factor contributing to its increase in revenue relates to the growth in the two principle sources of revenue (namely, colocation and connectivity), which is consistent with its current disclosure in the Registration Statement. Additionally, the Company has reviewed the public filings of each of its public competitors in the data center space (DuPont Fabros Technology, Inc., CoreSite Realty Corp., CyrusOne Inc., Equinix, Inc. and QTS Realty Trust, Inc.) to determine if the requested information regarding new and existing customers was being provided to investors by others in the industry. The Company notes that none of these competitors attempts to allocate revenue increases between new and existing customers. As a result, the Company concluded that investors are not regularly receiving the Staff’s requested information and that, if the Company were to provide such information, it would be placing itself at a competitive disadvantage to its competitors. The Company respectfully submits that it believes its current disclosure provides investors the relevant information necessary for investors to understand the Company’s revenue growth.

September 8, 2017

Our Technology Ecosystem Creates Significant Value and Has Powerful Network Effects

Customer Loyalty, page 122

7.	Your revised disclosure provides the minimum percentage of existing customers that increased their spending and the minimum aggregate percentage increase in their spending over the last three fiscal years. As indicated in prior comment 6, however, we believe the percentage of existing customers that increased spending and the average percentage increase in their spending “for each fiscal year presented” also provide necessary context to your statements that “[y]our customers tend to increase their spending with [you] over time” and that “[y]our customers regularly expand their deployments within [y]our facilities.” Please revise. Further, please quantify the extent to which your top 10 customers contributed to growth in your existing customer spending.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Registration Statement.

The Company also acknowledges the Staff’s request that the Company quantify the extent to which its top 10 customers contributed to growth in the existing customer spending. However, the Company does not believe this information is easily obtainable or that it would provide meaningful additional insight to investors. In particular, the Company’s top 10 customers has not been a fixed group of companies over the time periods discussed, and it is typical each year for new customers or different existing customers to be among the top 10 customers for that year. As a result, year-over-year comparisons of growth from existing customers in this subset become difficult to calculate and, even if they can be calculated, the comparisons are not meaningful because the participants in the group change each year. In light of this, the Company respectfully has elected not to provide additional disclosure in this regard.

September 8, 2017

Switch, Ltd. and Subsidiaries

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

8.	We note from your revised disclosures in response to prior comment 47 that the non-recurring installation fees are deferred and recognized ratably over the expected life of the installation, which was 89 months, 73 months and 73 months as of December 31, 2015 and 2016 and March 31, 2017, respectively. Please explain in detail why the expected life of the installation decreased by 16 months in fiscal 2016 and the related impact on revenues. In addition, please revise your disclosures to clarify that the expected installation life is determined based on (i) the weighted-average term of new contracts entered into during the period with customers, plus (ii) the average term of contract renewals entered into during the period with existing customers..

Response:

On an annual basis, the Company assesses the expected life of customer installations based on the weighted-average term for a selection of large customer contracts signed during the year plus the average term of all contract renewals entered into during the year. The population of large customers in 2015 included a customer with a term of 84 months. As such, the weighted-average term was 60 months and the average term for contract renewals was 29 months, resulting in an expected life of an installation of 89 months. In 2016, there was not a new large contract with similar terms. The weighted-average term was 43 months and the average term for contract renewals was 30 months, resulting in an expected life of an installation of 73 months. If the expected life of an installation had remained at 89 months, less than $20,000 of additional revenue would have been deferred in 2016.

In response to the Staff’s comment, the Company has added disclosure on page F-16 to clarify that the expected installation life is determined based on (i) the weighted-average term of new contracts entered into during the period with its customers, plus (ii) the average term of contract renewals entered into during the period with its existing customers.

*        *        *         *        *

Additionally, in light of the oral observations delivered by the Staff on September 1, 2017, the Company advises the Staff as follows:

•	The Company has revised the disclosure on page 54 of the Registration Statement to include a risk factor discussing the potential impact of the recent announcements by S&P Dow Jones and FTSE Russell on the market price of the Company’s Class A common stock.

•	The Company has revised the disclosure on pages iii-iv of the Registration Statement to include the section entitled “Basis of Presentation” at the forepart of the prospectus.

•	The Company has revised disclosure throughout to identify the titles and dates of any third-party sources referenced within the Registration Statement, and to include references to the Technavio report, where appropriate.

•	The Company acknowledges the Staff’s comment regarding a potential discrepancy between disclosure on slide 15 of Exhibit A to the supplementary letter dated August 11, 2017 (the information on Exhibit A being referred to herein as, the “TTW Presentation”) and page 86 of the Registration Statement relating to 10% customers. The discrepancy results from the actual percentage being rounded up for purposes of the disclosure in the Registration Statement. To eliminate the confusion, the Company has revised the disclosure to show the relevant percent out to the first decimal, which makes the disclosure in the Registration Statement consistent with the disclosure on slide 15 of the TTW Presentation.

September 8, 2017

•	The Company acknowledges the Staff’s comment regarding a potential discrepancy between disclosure on slide 25 of the TTW Presentation and disclosure on page 131 of the Registration Statement regarding the Company’s churn rate. The Company respectfully advises the Staff that it has one of the lowest churn rates in the industry (as disclosed on page 131 of the Registration Statement), but it has the lowest churn rate of any publicly reporting data center company that report churn rate metrics (as disclosed on slide 15 of the TTW Presentation). The two statements are not inconsistent; however, the Company has revised disclosure on page 131 of the Registration Statement to clarify the distinction.

•	The Company has revised the Founder Letter in response to the Staff’s observations and has included the Founder Letter in the Registration Statement being filed concurrently with this letter.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy

Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Rob Roy, Founder, Chief Executive Officer and Chairman, Switch, Inc.

Thomas Morton, Esq., President and General Counsel, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP